EXHIBIT 99.1
Qiao Xing Universal Telephone, Inc. Provides Estimates of Certain
Key Financial Data for the Second Quarter of 2006
Ahead of the Release of Half-year Financial Statements
     HUIZHOU, Guangdong, China, Aug. 21 /Xinhua-PRNewswire/— Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today provides an estimate, on an un-audited management account basis, of certain key financial data for the second quarter of 2006 ahead of the release of half-yearly financial statements.
     Net sales for the second quarter of 2006 for XING are estimated to increase 36% from the same period a year earlier to RMB 770.9 million (US$ 96.4 million). The increase is mainly the result of strong growth momentum in “CECT” brand mobile phone handsets. According to the survey of SINO Market, in the second quarter of 2006, the “CECT” brand moved up one place further in the league table of market share to rank fourth among local players in the mobile phone handset market in China. A number of new models of high-end mobile phones with sophisticated functionalities and distinctive features were launched at competitive prices. Also, there was a higher proportion of higher-end products in the sales mix.
     The Company estimates gross profit for the second quarter of 2006 for XING to increase 90% from the same period a year earlier to RMB 142.4 million (US$ 17.8 million). The increase mainly came from the “CECT” brand mobile phone handsets. A premium product mix enabled generation of higher gross profit margins. In addition, cost-saving measures in procurement and sub-contracting continued to produce results to bring down the cost of goods sold.
     Operating expenses for the second quarter of 2006 for XING are estimated to increase 25% from the same period a year earlier to RMB 39.4 million (US$ 4.9 million), which was in line with the increase in net sales.
     Income from operations (before other income/expenses, interest, tax and minority interests) for the second quarter of 2006 for XING is estimated to increase 136% from the same period a year earlier to reach RMB 103.0 million (US$ 12.9 million).
     Mr. Wu Rui Lin, Chairman of XING, said, “We are pleased to bring to you these estimates of key financial data for the second quarter of 2006. They are highly satisfactory and indicate that the fundamentals of XING’s operations are sound. We maintain our forecast for XING that net sales would grow 30% compared with 2005, and that net income would grow at an average yearly rate of 35% in the medium term.
     “XING’s consolidated balance sheet as at June 30, 2006 and income statement including information about earnings per share for the six months ended June 30, 2006 are currently under preparation and will be released in several weeks.”
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to $356 million in 2005. The Company’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, advanced mobile phones, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. This includes the world’s first model of dual mode and dual call waiting GSM/CDMA smartphone, the ‘CECT CoolPAD 728’, and a model of multi-media PDA phone that enjoys 1000 hours stand by time, the ‘A100’. The Company has established co-operative relationships with leading telecom and software companies for their China strategy, including Microsoft and Palm, aiding success for its ‘High End Mobile Phone Strategy’. XING has launched more than 120 models of mobile phones and has established more than 250 wholesales outlets and more than 350 after sales service centres in 31 provinces and municipalities. In indoor business area, XING currently distributes over 300 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. For its indoor phone segment, the Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com .
     Forward-looking statements
     This release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking statements involve risks and uncertainties that include, but not limited to, those relating to economic, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions. Such statements are based on management’s current expectations, but actual results may differ materially due to various factors, including those risks and uncertainties mentioned or referred to in this press release.
SOURCE Qiao Xing Universal Telephone, Inc.
     -0-                 08/21/2006
     /CONTACT: Rick Xiao, IR Director of XING, +86-752-282-0268, or rickxiao@qiaoxing.com /
     /Web Site: http://www.cosun-xing.com /